

November 22, 2013

Clair E. Pagnano, Esq.
K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

> Re: Evanston Alternative Opportunities Fund (the "Fund")
> File Nos. 333-191847; 811-22904

Dear Ms. Pagnano:

We have reviewed the registration statement on Form N-2 filed October 22, 2013 with the Commission on behalf of the Fund with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement.

Prospectus

1. In general, we note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Cover Page

2. On the outside front cover, please disclose, to the extent applicable, the information required by Item 1.1.i of Form N-2 -- if the Registrant's securities have no history of public trading, a prominent statement to that effect and a statement describing the tendency of closed-end fund shares to trade frequently at a discount from net asset value and the risk of loss this creates for investors purchasing shares in the initial public offering.

3. The table Calculation of Registration Fee under the Securities Act of 1933 indicates the Proposed Maximum Aggregate Offering Price of the Fund's shares. Is there a minimum offering amount? If so, what is the amount? What will happen if the Fund doesn't reach this minimum? Please respond to us.

4. In the first paragraph of the Cover Page, it states that "[t]he Fund is a 'fund of funds' and emphasizes efficient allocation of investor capital, selecting investment vehicles

Claire E. Pagnano, Esq.
Page 2

(collectively, the "Portfolio Funds") managed by independent investment managers". Please disclose in this paragraph, or elsewhere on the cover page, that Portfolio Funds are private funds not registered under the Investment Company Act of 1940.

5. In the discussion of the Distributor, it states that "[s]hares may be purchased through the Distributor or through advisers, brokers or dealers that have entered into selling agreements with the Distributor. Immediately following "may be purchased", please insert "by Eligible Investors (as defined herein)", or otherwise revise as appropriate to indicate here that investment in the Fund is limited to primarily high net worth individual and institutional investors (accredited investors).

6. In the fourth paragraph, it states that "the Fund intends on a quarterly basis to offer to repurchase Shares pursuant to written tenders by investors." Please add disclosure here that the Fund may not repurchase every quarter, or revise as appropriate to disclose the repurchase policy of the Fund.

Prospectus Summary

7. On page 1, in *Investment Objective and Principal Strategies*, *Investment Strategy*, it states that it states that "[l]ong/short equity strategies may aim to have a net long directional bias ("long-biased"), a net short directional bias ("short-biased") or be neutral to general movements in the stock market ("market-neutral")". In accordance with General Instructions for Part A of Form N-2, please either explain these terms, or otherwise revise this sentence to avoid the use of technical terms and to provide the information in the Prospectus in a simple and understandable manner.

8. On page 2, in *Investment Strategies*, please disclose the investments of Portfolio Funds that engage in *Relative Value Strategies*. Specifically, please disclose whether they invest in derivatives, and, if so, the types of derivatives they use.

9. On page 3, the first line of *Direct Investments for Hedging* states that "[t]he Fund may not make direct investments… ." Please revise this statement to clarify what is meant by this phrase and also re-phrase it to avoid stating a negative strategy (e.g., "The fund will make direct investments *only* in order to…"). Please also disclose the percentage of portfolio assets in which the Fund will likely invest directly.

10. Also on page 3, in *Direct Investments for Hedging*, it states that "[t]he Fund may directly invest in certain types of instruments in order to attempt to limit investment risks, reduce volatility and/or hedge against swings in the value of equity or other securities markets". As "the Adviser expects that it will not be given access to information regarding the actual investments made by the Portfolio Funds in which the Fund is invested, as such information is often considered proprietary", please explain how the Fund may attempt to achieve these objectives through its own direct hedging investments. In addition, the last line of this section refers to "market access products". Please disclose what these are.

11. On page 3, in *Borrowing and Use of Leverage*, it states that the Fund "may engage in short-term borrowing… for *bridge financing* of investments in Portfolio Funds [emphasis added]". Please explain the difference between "bridge financing" and leverage.

12. In general, throughout *Investment Objective and Principal Strategies* and the registration statement, it should be clear that the Portfolio Fund Managers are managing the underlying Portfolio Funds in which the Fund invests, rather than investing the Fund's assets directly. Please make any revisions as appropriate to eliminate any confusion in this regard.

13. On page 4, in *The Investment Adviser*, please include disclosure required under Item 9.1.b(1) of Form N-2, which includes a "description of [the Registrant's] experience as an investment adviser." In this regard, please disclose whether the Adviser has ever managed a registered investment company before. If not, add risk disclosure indicating the Adviser's inexperience in this regard.

14. On page 6, in *The Offering and Purchase of Shares*, it states that "[s]ales load of [_]% is charged on purchases of Shares." However, the chart in *Fees and Expenses* on page 17 indicates there are no sales load charges. Please correct this inconsistency.

15. On page 7, in *Repurchases of Shares by the Fund*, it states that "[a]t the discretion of the Board of Trustees of the Fund…and provided that it is in the best interests of the Fund and Shareholders to do so, the Fund intends to provide a limited degree of liquidity to the Shareholders by conducting repurchase offers generally quarterly." Please states clearly that the quarterly repurchase offers are the only opportunity to relinquish investment in the Fund, unless the Shareholder is able to find an Eligible Investor willing to purchase the shares.

16. In *Risk Factors*, beginning on page 9, we have the following comments:

    a. In *Fund of Funds Investment Risk* on page 9, or where appropriate within this section, please discuss the unregistered nature of the Portfolio Funds. In doing so, please disclose that the Portfolio Funds are in fact unregistered, and that the Fund, as an investor in the Portfolio Funds, is not afforded the investor protections of the Investment Company Act of 1940, such as limitations on fees, investment policy limitations and reporting requirements. Please also disclose that the Portfolio Fund Managers use trading strategies and techniques that are generally prohibited for SEC registered funds, and that unregistered funds are typically less transparent in terms of information and pricing.

    b. In *Risks of Direct Trading by the Fund*, on page 10, it states that the [i]f the Adviser deems it advisable for the Fund to take a direct position in a security, currency, or futures product, or if the Fund receives a direct position as a payment-in-kind or otherwise from a Portfolio Fund, the Adviser may cause the Fund to trade directly in the markets… ." Inasmuch as the Fund may implement its strategies through the use of derivatives, both directly and by means of its investments in the Portfolio Funds, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. See: http://www.sec.gov/divisions/investment/guidance/ici073010.pdf. Please make similar considerations with respect to the disclosure in *Derivatives in General* on page 13.

c. Also on page 10, in *Changes in Allocations*, it states that the Adviser expects to "terminate and retain new Portfolio Fund Managers from time to time." Please discuss any risks that may arise from relationships between the Adviser and the Portfolio Fund Managers, including any affiliations or contractual agreements that may present any conflicts of interest or other risks to investors in the Fund (in addition to those risks outlined in *Replacement of Portfolio Fund Managers or Portfolio Funds* on page 13). Also, as the Fund is investing in Portfolio Funds, rather than hiring sub-advisers, please consider the accuracy of this disclosure.

d. On page 12, in *Principal Risk Factors Relating to Types of Investments and Related Risks*, please disclose that investments in Portfolio Funds are highly speculative and may use strategies generally prohibited for funds registered with the SEC under the Investment Company Act.

e. On pages 13-14, in *Derivatives in General*, please include a discussion of counterparty risk.

f. On page 14, in *Investment in Foreign Portfolio Funds, Portfolio Funds that are Offered in Foreign Jurisdictions and Foreign Securities*, it states that "[t]he Fund will invest, *directly* or indirectly, in investment entities located in or managed from countries other than the U.S. [emphasis added]". Please disclose that the Fund may invest directly in foreign funds in the *Investment Strategy* section.

Fees and Expenses

17. On page 17, footnote 1 to the fee table refers to "any sales load". However, the table indicates that there is not a sales load on share purchases. Is a sales load contemplated for the Fund? If not, delete this footnote.

18. In footnote 3, disclose that "Other Expenses" are based on estimates for the current fiscal year. Also in footnote 5, disclose that "Acquired Fund Fees and Expenses" are estimated for the current fiscal year.

19. In the Example, please confirm to us that the Adviser's agreement to limit total annualized expenses is reflected in the Example only to the extent of the term of the Expense Limitation Agreement.

Calculation of Net Asset Value

20. For direct investments by the Fund in derivatives, please confirm that for purposes of calculating the Fund's NAV, the Fund uses the market, not notional, value of derivatives.

Administration, Transfer Agent, Custodian and Other Service Providers

21. Immediately following the discussion of the Advisory Agreement, please include the disclosure required under Item 9.1.b (4) of Form N-2 that a discussion regarding the basis for the board of directors approving any advisory contract of the Fund is available in the Fund's annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

Appendix – The Advisor's Past Performance (Related Performance)

22. On page A-1, the third paragraph states that "[t]he net of fees Portfolio Composite's performance shown is based on gross of fee Portfolio Composite performance adjusted to deduct the anticipated fees and expenses (taking into account expense caps and/or fee waivers) of the Fund. The net of fees Portfolio Composite's performance does not include the deduction of any front-end sales charge." Please revise the disclosure to present past performance either 1) net of all actual fees/expenses, including sales loads, or 2) adjusted to reflect all of the Fund's expenses listed in the fee table on page 17. If using net fees as described above, and the fees/expenses of the accounts are lower than the Fund's fees/expenses, please state that use of the Fund's expense structure would have lowered performance results. *See* Nicholas-Applegate Mutual Funds (pub. avail. Aug. 6, 1996).

23. This page also includes a chart for *Standard Deviation and Sharpe Ratio* and *Beta to the S&P 500 Index*. Please explain to us the legal basis for including these two items in the registration statement.

Statement of Additional Information

24. On page 1, in fundamental investment policy #2, relating to concentration, the Fund states that "[f]or purposes of this investment restriction, Portfolio Funds are not considered part of any industry or group of industries. The Fund may invest in Portfolio Funds that may concentrate their assets in one or more industries. Please note that to the extent that a fund is invested in underlying funds, the SEC takes the position that the Fund should look-through to the holdings of the underlying funds to monitor its industry concentration policy. Accordingly, please confirm that the Fund will look through affiliated funds, and that the Fund will not ignore information about unaffiliated funds, when it determines its underlying concentration.

*   *   *   *   *   *   *   *

Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel